UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

MAP PHARMACEUTICALS, INC.

(Name of Subject Company—Issuer)

GROUNDHOG ACQUISITION, INC.

ALLERGAN, INC.

(Names of Filing Persons—Offerors)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

56509R108

(CUSIP Number of Class of Securities)

Matthew J. Maletta, Esq.

Vice President,

Associate General Counsel and Secretary

Allergan, Inc.

2525 Dupont Drive

Irvine, California, 92612

(714) 246-4500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Terrence R. Allen, Esq.

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, California, 92612

(949) 451-3800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$889,244,250	$121,292.92

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) $25.00, the tender offer price, by (y) 35,569,770, the number of outstanding shares of common stock of MAP Pharmaceuticals, Inc. as of January 30, 2013, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.0001364.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒ third party tender offer subject to Rule 14d-l

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the offer by Groundhog Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Allergan, Inc. (“Allergan”), to purchase all outstanding shares of common stock, par value $0.01 per share (individually, a “Share” and collectively, the “Shares”), of MAP Pharmaceuticals, Inc. (“MAP”), for $25.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2013 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of January 22, 2013, by and among Allergan, Purchaser and MAP (the “Merger Agreement”), a copy of which is attached hereto as Exhibit (d)(1) and is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is MAP Pharmaceuticals, Inc., a Delaware corporation. MAP’s principal executive offices are located at 2400 Bayshore Parkway, Suite 200, Mountain View, California 94043. MAP’s telephone number at such address is (650) 386-3100.

(b) This Schedule TO relates to all of the outstanding Shares. MAP has advised Purchaser and Allergan that, as of the close of business on January 30, 2013, the most recent practicable date, there were an aggregate of (i) 35,569,770 Shares issued and outstanding, (ii) 4,779,576 Shares underlying outstanding and unexercised stock options, (iii) 62,500 Shares available for issuance pursuant to the offering currently in progress under MAP’s Employee Stock Purchase Plan and (iv) 218,780 Shares underlying outstanding and unsettled restricted stock units (including time-vesting and performance-vesting restricted stock units).

(c) The information set forth in Section 6 — “Price Range of Shares” of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

This Schedule TO is filed by Purchaser and Allergan. The information set forth in Section 9 — “Certain Information Concerning Purchaser and Allergan” in the Offer to Purchase and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 9 — “Certain Information Concerning Purchaser and Allergan,” Section 11 — “Contacts and Transactions with MAP; Background of the Offer,” Section 12 — “Purpose of the Offer; Plans for MAP; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 12 — “Purpose of the Offer; Plans for MAP; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

The information set forth in Section 10 — “Source and Amount of Funds” of the Offer to Purchase is incorporated herein by reference.

Item 8. Interests in Securities of the Subject Company.

The information set forth in Section 9 — “Certain Information Concerning Purchaser and Allergan,” Section 12 — “Purpose of the Offer; Plans for MAP; Appraisal Rights” and Section 13 — “The Transaction Documents” of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase titled “Introduction” and Section 11 — “Contacts and Transactions with MAP; Background of the Offer” and Section 17 — “Fees and Expenses” of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements.

Not applicable.

Item 11. Additional Information.

(a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) Allergan, Purchaser, or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) MAP or any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2)-(5) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and Section 1 — “Terms of the Offer,” Section 7 — “Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing(s); Registration under the Exchange Act; Margin Regulations,” Section 13 — “The Transaction Documents,” Section 15 — “ Conditions of the Offer” and Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 31, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

Exhibit No.	Description

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on January 31, 2013.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Allergan, Inc. and MAP Pharmaceuticals, Inc., dated as of January 22, 2013 (incorporated by reference to Exhibit 99.2 to Allergan, Inc.’s Current Report on Form 8-K filed on January 23, 2013).

(a)(5)(B)	Transcript of January 23, 2013 Allergan conference call (incorporated by reference to Exhibit 99.1 to Allergan, Inc.’s Schedule TO-C filed on January 24, 2013).

(a)(5)(C)	Press Release issued by Allergan, Inc. on January 31, 2013.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 22, 2013, by and among Allergan, Inc., Groundhog Acquisition, Inc. and MAP Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Allergan, Inc.’s Current Report on Form 8-K filed on January 23, 2013).

(d)(2)	Tender and Support Agreement, dated as of January 22, 2013, by and among Allergan, Inc., Groundhog Acquisition, Inc. and certain stockholders of MAP Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.1 to Allergan Inc.’s Current Report on Form 8-K filed on January 23, 2013).

(d)(3)	Collaboration Agreement, dated as of January 28, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc., Allergan Sales, LLC and Allergan, Inc. (incorporated by reference to Exhibit 10.55 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010).

(d)(4)	First Amendment to Collaboration Agreement, dated May 10, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc., Allergan Sales, LLC and Allergan, Inc. (incorporated by reference to Exhibit 10.1 to Allergan, Inc.’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2011).

(d)(5)	Co-Promotion Agreement, dated January 28, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc. and Allergan, Inc. (incorporated by reference to Exhibit 10.56 to Allergan, Inc.’s Report on Form 10-K for the Fiscal Year ended December 31, 2010).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Groundhog Acquisition, Inc.

By:	/s/ Jeffrey L. Edwards
	Name:	Jeffrey L. Edwards
	Title:	Vice President and Chief Financial Officer

Allergan, Inc.

By:	/s/ Matthew J. Maletta
	Name:	Matthew J. Maletta
	Title:	Vice President, Associate General Counsel and Secretary

Date: January 31, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated January 31, 2013.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on January 31, 2013.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by Allergan, Inc. and MAP Pharmaceuticals, Inc., dated as of January 22, 2013 (incorporated by reference to Exhibit 99.2 to Allergan, Inc.’s Current Report on Form 8-K filed on January 23, 2013).

(a)(5)(B)	Transcript of January 23, 2013 Allergan conference call (incorporated by reference to Exhibit 99.1 to Allergan, Inc.’s Schedule TO-C filed on January 24, 2013).

(a)(5)(C)	Press Release issued by Allergan, Inc. on January 31, 2013.

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of January 22, 2013, by and among Allergan, Inc., Groundhog Acquisition, Inc. and MAP Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Allergan, Inc.’s Current Report on Form 8-K filed on January 23, 2013).

(d)(2)	Tender and Support Agreement, dated as of January 22, 2013, by and among Allergan, Inc., Groundhog Acquisition, Inc. and certain stockholders of MAP Pharmaceuticals, Inc. (incorporated by reference to Exhibit 99.1 to Allergan Inc.’s Current Report on Form 8-K filed on January 23, 2013).

(d)(3)	Collaboration Agreement, dated as of January 28, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc., Allergan Sales, LLC and Allergan, Inc. (incorporated by reference to Exhibit 10.55 to Allergan, Inc.’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2010).

(d)(4)	First Amendment to Collaboration Agreement, dated May 10, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc., Allergan Sales, LLC and Allergan, Inc. (incorporated by reference to Exhibit 10.1 to Allergan, Inc.’s Quarterly Report on Form 10-Q for the Quarter ended June 30, 2011).

(d)(5)	Co-Promotion Agreement, dated January 28, 2011, among MAP Pharmaceuticals, Inc., Allergan USA, Inc. and Allergan, Inc. (incorporated by reference to Exhibit 10.56 to Allergan, Inc.’s Report on Form 10-K for the Fiscal Year ended December 31, 2010).

(g)	Not applicable.

(h)	Not applicable.